

Financial Statements,
and
Independent Accountant's Review Report

December 31, 2019 and 2018

optiPulse, Inc.

Table of Contents

REDW LLC

Independent Accountant's Review Report

Board of Directors
optiPulse, Inc.

We have reviewed the accompanying financial statements of optiPulse, Inc. (a New Mexico C corporation), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' (deficit) equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Albuquerque, New Mexico
February 11, 2021

Albuquerque
7425 Jefferson St NE
Albuquerque, NM 87109
P 505.998.3200
F 505.998.3333

Phoenix
5353 N 16th St, Suite 200
Phoenix, AZ 85016
P 602.730.3600
F 602.730.3699

Financial Statements

optiPulse, Inc.
Balance Sheets
December 31,

	2019	2018
Assets		
Current assets		
Cash	$ 1,059	$ -
Inventory	299,150	300,000
Total current assets	300,209	300,000
Property and equipment		
Machinery and equipment	198,278	48,403
Less accumulated depreciation	(32,991)	(15,552)
Net property and equipment	165,287	32,851
Other assets		
Intangible assets, net of accumulated amortization	219,335	102,167
Notes receivable from stockholders	158,674	66,549
Total other assets	378,009	168,716
Total assets	$ 843,505	$ 501,567
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts and credit cards payable	$ 43,585	$ 27,519
Accrued expenses and withholdings payable	22,480	71,253
Current maturities of long-term debt, including related parties	29,451	91,576
Total current liabilities	95,516	190,348
Long-term liabilities		
Accounts payable	446,296	247,102
Long-term debt, including related parties, net of current maturities	191,151	26,654
Total long-term liabilities	637,447	273,756
Total liabilities	732,963	464,104
Stockholders' equity		
Common stock – no par value; authorized 60,000,000 shares; issued and outstanding 20,131,831 and 15,234,735 shares at December 31, 2019 and 2018, respectively	3,109,831	2,384,923
Retained deficit	(2,999,289)	(2,347,460)
Total stockholders' equity	110,542	37,463
Total liabilities and stockholders' equity	$ 843,505	$ 501,567

optiPulse, Inc.
Statements of Operations
For the Years Ended December 31,

	2019	2018
Earned revenues	$ 25,000	$ -
Operating expenses		
Salaries and wages	194,738	437,080
Rent	138,705	24,887
Insurance	86,142	70,665
Advertising	36,967	17,132
Consultants and contract labor	34,213	198,506
Travel	29,593	37,771
Depreciation and amortization	26,504	7,323
Computer and internet	24,690	25,864
Office	23,966	57,745
Taxes - payroll	13,906	38,194
Professional fees	12,569	40,012
Dues and subscriptions	11,227	15,937
Conferences and events	9,498	4,909
Research and development	7,938	227,243
Miscellaneous	5,011	10,279
Meals and entertainment	4,226	10,083
Tools and test equipment	846	25,324
Taxes - other	330	-
Moving expenses	-	7,542
Contributions	-	1,250
Repairs and maintenance	-	127
Total operating expenses	661,069	1,257,873
Loss from operations	(636,069)	(1,257,873)
Other income (expense)		
Other income	4,795	1,998
Interest expense	(20,555)	(12,320)
Net other expense	(15,760)	(10,322)
Net loss	$ (651,829)	$ (1,268,195)

optiPulse, Inc.
Statements of Changes in Stockholders' (Deficit) Equity
For the Years Ended December 31, 2019 and 2018

| | Common Stock | | Retained | |
	Shares	Amount	Deficit	Total
Balance at December 31, 2017	13,407,155	$ 1,009,881	$ (1,079,265)	$ (69,384)
Seed round A stock common issuance	1,355,000	1,305,000	-	1,305,000
Seed round B stock common issuance	56,000	70,000	-	70,000
Common stock grants vested	416,580	42	-	42
Net loss	-	-	(1,268,195)	(1,268,195)
Balance at December 31, 2018	15,234,735	2,384,923	(2,347,460)	37,463
Seed round B common stock issuance	**816,250**	**724,500**	**-**	**724,500**
Common stock grants vested	**4,080,846**	**408**	**-**	**408**
Net loss	**-**	**-**	**(651,829)**	**(651,829)**
Balance at December 31, 2019	**20,131,831**	**$ 3,109,831**	**$ (2,999,289)**	**$ 110,542**

optiPulse, Inc.
Statements of Cash Flows
For the Years Ended December 31,

	2019	2018
Cash flows from operating activities		
Cash received from customers	$ 25,000	$ -
Cash paid to suppliers, subcontractors, and employees	(466,820)	(1,113,367)
Other cash received	11,795	1,996
Interest paid	(20,555)	(12,320)
Net cash used in operating activities	(450,580)	(1,123,691)
Cash flows from investing activities		
Purchases of property and equipment	-	(6,489)
Loans to stockholders	(92,125)	(31,998)
Capitalized patent and website costs	(133,233)	(66,407)
Net cash used in investing activities	(225,358)	(104,894)
Cash flows from financing activities		
Proceeds from issuance of common stock	724,500	1,375,000
Bank overdraft	-	1,953
Repayments of long-term debt	(47,503)	(152,816)
Net cash provided by financing activities	676,997	1,224,137
Net increase (decrease) in cash	1,059	(4,448)
Cash, beginning of year	-	4,448
Cash, end of year	$ 1,059	$ -
Reconciliation of net loss to net cash used in operating activities		
Net loss	$ (651,829)	$ (1,268,195)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	26,504	7,323
Common stock grants vested	408	42
Change in operating assets and liabilities		
Inventory	850	-
Loss on disposal of specific purpose website	7,000	-
Accounts and credit cards payable	215,260	67,839
Accrued expenses and withholdings payable	(48,773)	69,300
Net adjustments	201,249	144,504
Net cash used in operating activities	$ (450,580)	$ (1,123,691)
Supplemental noncash investing and financing activities		
Equipment acquired through long-term debt	$ 149,875	$ -

optiPulse, Inc.
Notes to Financial Statements
December 31, 2019 and 2018

1)   Operations and Summary of Significant Accounting Policies

Operations and Going Concern
optiPulse, Inc. (the "Company") is a manufacturer of wireless communication equipment for intercity and residential communication connection grids. It offers high-speed optical wireless backhaul products for high-speeds, point-to-point, and over long distances. The Company was founded in 2015 and is headquartered in Albuquerque, New Mexico.

The Company has not commenced its planned principal operations and has incurred significant expenditures for the design and development of the Company's products and manufacturing process. Once the Company's planned principal operations commence, it will focus on the manufacturing and marketing of its optical wireless technology and the continued research and development of new products.

To date, the Company's operations have been funded by issuance of common stock. Future funding is expected to be provided by these stockholders and by other investors.

The financial statements of the Company have been prepared using generally accepted accounting principles applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

In its development stage, the Company has experienced losses and negative cash flows from operations since inception. These circumstances indicate substantial doubt as to the ability of the Company to continue as a going concern. The Company plans to obtain additional funding in 2020 and 2021 in order to finance its business strategy, operations, and growth. Additionally, the Company is working on Small Business Innovation Research (SBIR), other grants, and partner programs while continuing to build awareness of the Company with communication operators and the industry. The Company was successful in raising additional equity funding of $50,000 and grants and sales of over $300,000 in 2020 and believes momentum will continue in the future. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported

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amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in preparing these financial statements include the provision for income taxes and lives and methods used to depreciate and amortize property, equipment, and intangible assets.

Cash
For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2019 and 2018, cash consisted solely of cash on hand at a local financial institution.

Inventory
Inventory consists of technology chips held for sale and use in future manufacturing and is valued at the lower of cost or market. Cost is determined on a first-in, first-out method and market is defined as the lower of replacement cost or net realizable value. Although there has been little to no turnover of inventory in the years ended December 31, 2019 and 2018, management believes there has been no impairment to the carrying value of the chips.

Property, Equipment, and Depreciation
Property and equipment are stated at cost. Depreciation for financial reporting purposes has been provided on the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Depreciation expense for the years ended December 31, 2019 and 2018, was $17,439 and $7,323, respectively, and is included in depreciation and amortization on the accompanying statements of operations.

Maintenance and repairs, including the replacement of minor items, are expensed as incurred.

Intangible Assets and Amortization
Intangible assets are comprised of patent, trademark, and website costs and are stated at cost. Patents and trademark were put in use in the year ended December 31, 2019, and are being amortized over 20 years for patents and 10 years for the trademark. Website costs were capitalized in 2018 but expensed in 2019 upon the completion of that site's intended purpose. Amortization expense reported on the statements of operations for the year ended December 31, 2019, was $9,065.

Notes Receivable from Stockholders
Notes receivable consist of loans to three stockholders bearing interest at 4% and maturing at December 31, 2021.

Accounts Payable
Accounts payable consist of payments owed on agreements with other parties for services or materials. Those with written promises to pay in more than one year are classified as long-term in the accompanying balance sheets.

Revenue Recognition
Revenue from sales is generally recognized upon the delivery of the product or prototype when title and risk of loss have passed to the customer.

Gross Receipts Taxes
Amounts collected on behalf of third parties, such as gross receipts taxes, are excluded from earned revenue and costs of earned revenues.

Income Taxes
The Company is a C-corporation and utilizes the liability method to account for its deferred tax assets and liabilities. Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which are expected to be in effect when these differences reverse. The principal differences between assets and liabilities for financial statement and tax purposes are accumulated depreciation of property and equipment, accumulated amortization of intangibles, net operating loss carryforwards, and expense timing differences resulting from the one-year deferral limitation for income tax purposes.

The Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 – *Income Taxes*, which provides detailed guidance for the financial statement recognition, measurement, and disclosure of uncertain tax positions in an enterprise's financial statements. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. The Company would recognize any potential accrued interest and penalties related to unrecognized tax benefits within operations as interest or penalty expense, as applicable. As of December 31, 2019 and 2018, management does not believe the Company had any uncertain income tax positions that would require financial statement recognition, measurement, or disclosure under FASB ASC 740.

The Company's first C-Corporation income tax filing was for the period from April 17, 2015 through December 31, 2015. See Note 4 for income tax provision. During the years ended December 31, 2019 and 2018, the Company incurred no significant interest or penalties related to income taxes. All years since inception are subject to examinations by tax authorities.

Subsequent Events

The Company has evaluated subsequent events through February 11, 2021, the date which the financial statements were available to be issued. Management has determined that subsequent events that would require any additional adjustments or disclosure to the Company's financial statements as of and for the year ended December 31, 2019, were as follows:

- Convertible debt agreement (Note 2)
- Paycheck protection program loans (Note 2)
- COVID-19 (Note 7)

2) Long-Term Debt, including Related Parties

The Company has the following long-term debt at December 31:

	2019	2018
Note payable with bank, with $2,943 payable monthly, including interest at 6.65%; matures March 2024. Secured by related chip inventory, and personally guaranteed by one of the stockholders. Subsequent to year-end, this was negotiated to $4,415 per month for November 2020 through July 2021 to make up for late payments then a return to the $2,943 monthly payment.	$ 132,752	$ -
Note payable with a stockholder, with no monthly payments, interest at 4%; matures December 2021; unsecured.	55,180	109,264
Note payable with a stockholder, with no monthly payments, interest at 4%; matures December 2021; unsecured.	29,568	8,966
Note payable with a stockholder, with no monthly payments, interest at 4%; matures December 2020; unsecured.	3,102	-
	220,602	118,230
Less current maturities	(29,451)	(91,576)
Long-term debt, net of current maturities	$ 191,151	$ 26,654

The following is a schedule of future principal payments under these loans:

Year ended December 31,	
2020	$ 29,451
2021	114,745
2022	32,922
2023	34,769
2024	8,715
	$ 220,602

Convertible Note Agreement

In January 2020, the Company entered into a convertible note agreement with an unrelated individual for $100,000. Interest accrues on this note at 6.55% per annum, with payments of $10,000 plus interest due in July and August 2020, and a final payment in full in November 2020. The lender may choose to convert the note amount or partial repayment amount into common stock of the Company at a conversion price of $1.25 per share. This note is personally guaranteed by one of the stockholders of the Company. This note was paid in full in January 2021.

Paycheck Protection Program Loan

On March 27, 2020, President Trump signed into law the "Coronavirus Aid, Relief, and Economic Security (CARES) Act." The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property.

The Company applied for, and has received on May 4, 2020, funds under the Paycheck Protection Program subsequent to year-end in the amount of $95,810. The Company has also applied for, in January 2021, approximately $53,000 of Paycheck Protection Program part 2 funds. The application for these funds requires the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further requires the Company to take into account the Company's current business activity and ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on future adherence to the forgiveness criteria.

Under the CARES Act, if the Company complies with certain provisions related to how such loan proceeds are spent and maintains certain payroll and headcount levels, all or a portion of the loan will be forgiven. Any such forgiveness is not subject to taxes. Any portion of the loan that is not forgiven must be repaid over a five-year period (after a deferral period), at an interest rate of 1%.

The Company will continue to examine the impact that the CARES Act may have on its business. Currently, the Company are unable to determine the impact that the CARES Act will have on its financial condition, results of operations, or liquidity.

3) Commitments

Beginning in September 2017, the Company began leasing office space from an unrelated party with payments of $300 per month through March 2018, $1,800 through December 2018, $3,600 through March 2020, and $3,708 through December 2020. The Company is currently negotiating a future lease agreement.

During the year ended December 31, 2019, the Company entered into two operating leases for equipment requiring a one-time payment of $13,955 and $12,030, and then $6,479 per month through March 2022.

Total rent from these leases is reflected under operating expenses in the statements of operations.

Future minimum lease payments under operating leases are:

2020	$	121,927
2021		19,439
	$	141,366

4) Income Taxes

Federal corporate tax rates are 21% beginning in the year ended December 31, 2018. Effective rates differ from the federal statutory rate due to the effects of nondeductible meals and penalties, and the effects of deferred tax liabilities in excess of income on certain items below.

Deferred tax assets and liabilities reflect the enacted rates. As the Company is still in the developmental stage, management has provided 100% allowances on the net deferred tax asset. Once the Company starts generating sufficient revenues to support likely realization of the deferred tax assets, the allowance will be adjusted. Components of net deferred tax assets are as follows at December 31:

	2019	2018
Deferred tax asset arising from net operating loss carryforwards for income tax purposes	**$ 699,000**	$ 534,000
Deferred tax asset arising from using cash basis of accounting for income tax purposes	**41,000**	4,000
Deferred tax asset arising from Section 179 carryforward	**5,000**	5,000
Deferred tax liability arising from accelerated depreciation methods used for tax purposes	**(43,000)**	(8,000)
Net deferred income tax asset	**702,000**	535,000
Deferred tax asset valuation allowance	**(702,000)**	(535,000)
	$ -	$ -

At December 31, 2019, the Company has federal and state net operating loss carryforwards as follows:

	Federal	Year Expires	State (NM)	Year Expires
2015	$ 216,700	2035	$ 216,700	2035
2016	63,604	2036	63,604	2036
2017	662,812	2037	662,812	2037
2018	1,124,762	*	1,124,762	2038
2019	641,309	*	641,309	2039
	$ 2,709,187		$ 2,709,187	

*Effective for years ending after December 31, 2017, federal net operating losses can be carried forward indefinitely.

5) Stock Option Plan

In March 2017, the Company formed a stock option plan for designated employees, officers, directors, and consultants. Stock options may be either incentive stock option or non-statutory stock options, determined on a case-by-case basis. Prices for these options are determined by the board or committee at the time the option is granted. The Company has reserved 2,000,000 shares of common stock for issuance under this plan. At December 31, 2019 and 2018, the Company had not issued any options under this plan.

6) Concentrations

The Company maintains its cash balances in local financial institutions. Deposits are insured by the Financial Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per institution. As of December 31, 2019, the Company's cash deposits were fully insured. The Company has not experienced any losses in such accounts and management does not believe the Company is exposed to any significant related risk.

For the year ended December 31, 2019, 100% of the Company's earned revenues were derived from one customer.

7) Subsequent Events – COVID-19

At the time of this report's release, citizens and the economies of the United States and other countries have been impacted by the coronavirus (COVID-19) pandemic. The World Health Organization declared a Public Health Emergency on January 30, 2020. The evolution of the virus, the extent of its economic impact and the results of steps taken and yet to be taken by governments and financial institutions are unknown. Governments and businesses may face supply chain disruptions, labor shortages, revenue declines, an increase in bad debts, reduced cash flow, inventory impairment, credit difficulties, and other financial implications. The significance and the duration of the pandemic's financial impact are indeterminable. These financial statements do not consider the potential financial implications of the pandemic.

8) **Upcoming Pronouncements**

<u>Revenue Recognition</u>
In May 2014, the FASB issued ASC 606 – *Revenue from Contracts with Customers*.
ASC 606 is a single principle-based revenue standard for U.S. GAAP and IFRS
(International Financial Reporting Standards) that replaces almost all U.S. GAAP and
IFRS guidance for revenue recognition. The new revenue standard aims to improve
accounting for contracts with customers by providing a more robust framework for
addressing revenue issues as they arise, by increasing comparability across industries and
capital markets, and by requiring better disclosure.

The new standard requires, among other things, identification of separate "performance
obligations" within a contract and determination of the transaction price for each of those
performance obligations. Revenue would be recognized based on these separate
determinations. Management is currently evaluating what impact, if any, this new
standard will have on the Company's financial statements.

For nonpublic companies, this new standard was recently extended to be effective for
annual reporting periods beginning after December 15, 2019 (i.e. calendar year 2020).

<u>Change in Lease Accounting</u>
In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02,
Leases, to make leasing activities more transparent and comparable. This new standard
will require all leases with terms of more than 12 months be recognized by lessees as a
right-of-use asset and a corresponding lease liability on the balance sheet. It will apply to
both capital (or finance) leases and operating leases. In addition, ASU 2016-02 requires
retrospective application to leases that exist at the beginning of the earliest comparative
period presented. Management is still evaluating what impact this new standard will have
on the Company's financial statements.

For nonpublic companies, the standard was recently extended to be effective for fiscal
years beginning after December 15, 2021 (i.e. calendar year 2022). Early application is
permitted.